Exhibit 10.1

DEPARTMENT OF THE TREASURY WASHINGTON, D.C. 20220
April 1, 2011
Jeffrey J. Hurd, Esq.
Senior Vice President —
     Human Resources and Communications
American International Group, Inc.
180 Maiden Lane
22nd Floor
New York, NY 10038-4925

Re:	Compensation Payments and Structures for Senior Executive Officers and Most Highly Compensated Employees (“Covered Employees 1 — 25”)
Dear Mr. Hurd:
     Pursuant to the Department of the Treasury’s Interim Final Rule on TARP Standards for Compensation and Corporate Governance,1 the Office of the Special Master has completed its review of the 2011 compensation submission by American International Group, Inc. (“AIG”), on behalf of its senior executive officers and next 20 most highly compensated employees (“Covered Employees 1 — 25” or “Covered Employees”). Attached as Annex A is a determination memorandum (accompanied by Exhibits I and II) providing the determinations of the Office of the Special Master with respect to 2011 compensation for Covered Employees 1 — 25. 31 C.F.R. § 30.16(a)(3)(i).
     The Interim Final Rule requires the Office of the Special Master to determine whether the compensation structure for each Covered Employee 1 — 25 “will or may result in payments that are inconsistent with the purposes of Section 111 of EESA or TARP,2 or are otherwise contrary to the public interest” (as applied to Covered Employees of exceptional assistance recipients, the “public interest standard”). Id. The Office of the Special Master must make such determinations by applying six principles: avoid incentives to take excessive risk, maximize the company’s ability to repay the taxpayer, appropriately allocate the components of compensation, use performance-based compensation, employ pay structures and amounts that are consistent with those at comparable entities, and base pay on the employee’s contribution to the value of the TARP recipient enterprise. Id. These principles are discussed in further detail in Annex A.

[1]	The Interim Final Rule and all determination letters issued by the Office of the Special Master are available at www.financialstability.gov (click on “About Financial Stability”, then click on “Plan”, then scroll down to the second-to-last link and click on “Executive Compensation Guidance”).

[2]	These purposes are “maximization of overall returns to the taxpayers of the United States and providing stability and preventing disruptions to financial markets”. 31 C.F.R. § 30.16(b)(1).

          To apply the six principles and ensure that compensation structures satisfy the public interest standard, the Office of the Special Master developed practical guidelines (“guidelines”), which were identified in the determination letters issued by the Office of the Special Master on October 22, 2009, and March 23, 2010, relating to 2009 and 2010 compensation, respectively.3 Compensation in 2011 at the four remaining recipients of exceptional assistance must continue to comport with these guidelines, which generally include the following:
•	Limit guaranteed cash. The majority of each Covered Employee’s base salary should be paid in the form of stock that will immediately vest as earned, but will be redeemable only in three equal, annual installments beginning on the second anniversary of the date stock salary is earned (or the first anniversary if the TARP recipient has begun to repay its obligations). Although the Interim Final Rule limits incentives to one-third of annual compensation, the use of stock salary, as contemplated by the Interim Final Rule, provides a performance component for a portion of the employee’s base compensation. Base salary paid in cash should in most cases not exceed $500,000.

•	Require that incentives be contingent on performance. Incentive compensation should be based on measurable performance goals that are designed by, and the achievement of which is determined by, the company’s independent compensation committee.

•	Focus on long-term value creation. A significant amount of compensation should reflect a company’s long-term performance and value. In most circumstances a large proportion of compensation should be held or deferred for a period of at least three years.

•	Minimal perquisites. Compensation structures that are not aligned with shareholder and taxpayer interests in the firm should be minimized or eliminated.
In applying the above guidelines, the Office of the Special Master has implemented certain restrictions on practices that present conflicting incentives. For example, Covered Employees are prohibited from engaging in any hedging or derivative transactions involving company stock that would undermine the long-term performance incentives created by the approved compensation structures.
          Finally, the determinations of the Office of the Special Master take into account the requirements of the Interim Final Rule that generally apply to all TARP recipients whether or not they are subject to the jurisdiction of the Office of the Special Master: (a) prohibition of all bonuses and incentives, including cash bonuses and stock options (the only exception to the fixed-compensation-only rule is the ability to award a bonus in the form of long-term restricted

[3]	In this determination letter, the terms “public interest standard”, “principles” and “guidelines” have distinct meanings. The term “public interest standard” refers to the determination standard laid out in the Interim Final Rule. The term “principles” refers to the six principles (listed above and further described in Annex A) that the Interim Final Rule instructs the Office of the Special Master to apply in determining whether compensation meets the public interest standard. The term “guidelines” refers to the practical guidelines developed by the Office of the Special Master to implement the principles and ensure satisfaction of the public interest standard. In addition, the term “Office of the Special Master” is used consistently to refer to the Office or the defined term “Special Master” as used in the Interim Final Rule.

2

stock that does not exceed one-third of compensation in the year of grant, has a minimum vesting period of two years and cannot be transferred by the employee, even if fully vested, earlier than pursuant to a schedule that reflects the company’s actual repayment of TARP obligations in 25% increments), (b) requirement of a “clawback” of any bonus that is later determined to have been awarded based on materially inaccurate performance criteria, (c) limitation of golden parachute payments and (d) prohibition of tax gross-ups.
          AIG’s compensation submission generally is consistent with these important principles and guidelines, but certain modifications were necessary to ensure that compensation for AIG’s Covered Employees 1 — 25 satisfies the public interest standard. The Office of the Special Master’s determinations are described in detail in the attached determination memorandum.
          Pursuant to the Interim Final Rule, AIG. may, within 30 days of the date hereof, request in writing that the Office of the Special Master reconsider the determinations set forth in the determination memorandum. If AIG does not request reconsideration within 30 days, these initial determinations will be treated as final determinations. Id. § 30.16(c)(1).
Very truly yours,

Patricia Geoghegan
Office of the Special Master
for TARP Executive Compensation

Enclosures

cc:	Mitchell D. Schultz
Jacqueline Aguanno
Marc R. Trevino, Esq.

3

ANNEX A
DETERMINATION MEMORANDUM
I. Introduction
          The Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 (“EESA”), requires the Secretary of the Treasury to establish standards related to executive compensation and corporate governance for institutions receiving financial assistance under the Troubled Asset Relief Program (“TARP”). Emergency Economic Stabilization Act of 2008, 12 U.S.C. §5221 (2010). Through the Department of the Treasury’s Interim Final Rule on TARP Standards for Compensation and Corporate Governance (the “Rule”), the Secretary delegated to the Office of the Special Master for TARP Executive Compensation (the “Office of the Special Master”) responsibility for reviewing compensation structures of certain employees at institutions that received exceptional financial assistance under TARP (“Exceptional Assistance Recipients”).4 31 C.F.R. § 30.16(a); id. § 30.16(a)(3). For these employees, the Office of the Special Master must determine whether the compensation structure will or may result in payments “inconsistent with the purposes of Section 111 of EESA or TARP, or...otherwise contrary to the public interest.” Id. § 30.16(a)(3)(i).
          American International Group, Inc. (“AIG” or the “Company”), one of four remaining Exceptional Assistance Recipients, has submitted to the Office of the Special Master proposed 2011 compensation structures (the “Proposed Structures”) for review pursuant to Section 30.16(a)(3)(i) of the Rule. These compensation structures apply to five employees that the Company has identified for 2011 as senior executive officers (the “Senior Executive Officers,” or “SEOs”) for purposes of the Rule, and 18 employees the Company has identified as among the most highly compensated employees of the Company for purposes of the Rule (the “Most Highly Compensated Employees,” and, together with the SEOs, the “Covered Employees”). Two employees who otherwise would have been included in the Covered Employee group have departed the Company (or have scheduled an impending departure), but remain subject to the applicable rules for Covered Employees who have left the Company.
          The Office of the Special Master has completed the review of the Company’s Proposed Structures for the Covered Employees pursuant to the principles set forth in the Rule. Id. § 30.16(b)(1). This Determination Memorandum sets forth the determinations of the Office of the Special Master, pursuant to Section 30.16(a)(3)(i) of the Rule, with respect to the Covered Employees.
II. Background
          On June 15, 2009, the Department of the Treasury (“Treasury”) promulgated the Rule, creating the Office of the Special Master and delineating its responsibilities. The Rule requires

[4]	The Interim Final Rule on TARP Standards for Compensation and Corporate Governance, technical corrections to the Rule and all Prior Determinations are available on the Department of the Treasury website at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensation/Pages/default.aspx.

A1

that each Exceptional Assistance Recipient submit proposed compensation structures for each Senior Executive Officer and Most Highly Compensated Employee. 31 C.F.R. § 30.16(a)(3)(i).
          On October 22, 2009, and on March 23, 2010, in each case after reviewing submissions of proposed compensation structures and amounts from AIG, the Office of the Special Master issued determinations regarding AIG’s compensation structures, and amounts potentially payable thereunder, for AIG’s senior executive officers and certain most highly compensated employees (the “Prior Determinations”). The Prior Determinations were made in light of six principles defined in the Rule and discussed in Part III below (the “principles”), and proposed compensation structures for Covered Employees were modified as needed to ensure that compensation would not “result in payments that are inconsistent with the purposes of Section 111 of EESA or TARP, or are otherwise contrary to the public interest” (as applied to Covered Employees of Exceptional Assistance Recipients, the “public interest standard”). 31 C.F.R. § 30.16(a)(3)(i). To apply the principles and ensure that compensation structures satisfy the public interest standard, the Office of the Special Master developed practical guidelines (the “guidelines”), which informed the Prior Determinations and are described in the cover letter accompanying this Determination Memorandum.5 The Prior Determinations applied only to those individuals identified by the Company as subject to the Office of the Special Master’s mandatory jurisdiction to review and approve compensation structures and payments, see id., for the period under review and only with respect to compensation for services provided to AIG for that period.
          On January 3, 2011, the Office of the Special Master requested from each remaining Exceptional Assistance Recipient, including AIG, certain data and documentary information necessary to facilitate the Office of the Special Master’s review of the Company’s 2011 compensation structures. The request required AIG to submit data describing its proposed compensation structures, and the payments that would result from the proposals, concerning each Covered Employee.
          In addition, the Rule authorizes the Office of the Special Master to request information from an Exceptional Assistance Recipient “under such procedures as the Special Master shall determine.” Id. § 30.16(d). AIG was required to submit competitive market data indicating how the amounts payable under AIG’s proposed compensation structures relate to the amounts paid to persons in similar positions or roles at similar entities. AIG was also required to submit a range of documentation, including information related to proposed performance metrics, internal policies designed to curb excessive risk, and certain previously existing compensation plans and agreements.
          AIG submitted this information to the Office of the Special Master on January 31, 2011. Following a preliminary review of the submission, on February 11, 2011, the Office of the Special Master determined that AIG’s submission was substantially complete for purposes of the Rule. Id. § 30.16(a)(3)(i). The Office of the Special Master then commenced a formal review of

[5]	For a further discussion of the guidelines, see pages 9 — 10 of the September 10, 2010, Final Report of Special Master Kenneth R. Feinberg, available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensat ion/Documents/Final%20Report%20of%20Kenneth%20Feinberg%20-%20FINAL.PDF.

A2

AIG’s proposed compensation structures for the Covered Employees. The Rule provides that the Office of the Special Master is required to issue a compensation determination within 60 days of receipt of a substantially complete submission. Id.
          The Office of the Special Master’s review of the Company’s proposals was aided by analysis from a number of internal and external sources, including:
•	Treasury personnel with significant experience related to executive compensation detailed to the Office of the Special Master;

•	Competitive market data provided by the Company in connection with its submission to the Office of the Special Master;

•	External information on comparable compensation structures extracted from the U.S. Mercer Benchmark Database-Executive; and

•	Equilar’s ExecutiveInsight database (which includes information drawn from publicly filed proxy statements).
          The Office of the Special Master has also considered national and global developments in the regulation of executive compensation. In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), directing further regulation on incentive-based compensation. In February 2011, the FDIC approved a joint proposed rulemaking with six other agencies under the Dodd-Frank Act, mandating, among other things, the deferral of half of large banks’ top executive bonuses. The SEC recently approved its version of the proposed rule.6 The Office of the Special Master continues to monitor evolving standards for executive compensation.
          The Office of the Special Master considered all the sources above, in light of the statutory and regulatory standards described in Part III below, when evaluating the Company’s proposed compensation structures for the Covered Employees for 2011.
III. Statutory and Regulatory Standards
          The Rule requires that the Office of the Special Master determine for each of the Covered Employees whether AIG’s proposed compensation structure, including amounts payable or potentially payable under the compensation structure, “will or may result in payments that are inconsistent with the purposes of Section 111 of EESA or TARP, or are otherwise contrary to the public interest.” 31 C.F.R. § 30.16(a)(3). The Rule requires that, in making these compensation determinations, the Office of the Special Master shall apply six principles that are intended to be

[6]	See SEC Press Release No. 2011-77 (March 30, 2011). Internationally, the EU adopted a directive on remuneration policies which was further implemented in guidelines released in December 2010. The UK issued its final regulations under those guidelines in the same month. These developments may be considered a response to the meeting of the G20 in April 2009, and also more broadly as a response to the financial crisis and changing views on the regulation of executive compensation. Generally, the principles underlying the emerging regulations are consistent with the objectives of the Office of the Special Master.

A3

consistent with sound compensation practices appropriate for TARP recipients and to advance the purposes and considerations described in EESA, including the maximization of overall returns to the taxpayers of the United States and providing stability and preventing disruptions to financial markets. EESA, Pub. L. No. 110-343 §2, §103 (2008). These principles are:
(1)	Avoidance of incentives to take excessive risk. The compensation structure should avoid incentives that encourage employees to take unnecessary or excessive risks that could threaten the value of the Exceptional Assistance Recipient, including incentives that reward employees for short-term or temporary increases in value or performance, or similar measures that may undercut the long-term value of the Exceptional Assistance Recipient. Compensation packages should be aligned with sound risk management. Id. § 30.16(b)(1)(i).

(2)	Taxpayer return. The compensation structure and amount payable should reflect the need for the Exceptional Assistance Recipient to remain a competitive enterprise, to retain and recruit talented employees who will contribute to the recipient’s future success, so that the Company will ultimately be able to repay its TARP obligations. Id. § 30.16(b)(1)(ii).

(3)	Appropriate allocation of components of compensation. The compensation structure should appropriately allocate the components of compensation such as salary and short-term and long-term performance incentives, as well as the extent to which compensation is provided in cash, equity, or other types of compensation such as executive pensions, or other benefits, or perquisites, based on the specific role of the employee and other relevant circumstances, including the nature and amount of current compensation, deferred compensation, or other compensation and benefits previously paid or awarded. Id. § 30.16(b)(1)(iii).

(4)	Performance-based compensation. An appropriate portion of the compensation should be performance-based over a relevant performance period. Performance-based compensation should be determined through tailored metrics that encompass individual performance and/or the performance of the Exceptional Assistance Recipient or a relevant business unit taking into consideration specific business objectives. Performance metrics may relate to employee compliance with relevant corporate policies. In addition, the likelihood of meeting the performance metrics should not be so great that the arrangement fails to provide an adequate incentive for the employee to perform, and performance metrics should be measurable, enforceable, and actually enforced if not met. Id. § 30.16(b)(1)(iv).

(5)	Comparable structures and payments. The compensation structure, and amounts payable where applicable, should be consistent with, and not excessive taking into account, compensation structures and amounts for persons in similar positions or roles at similar entities that are similarly situated, including, as applicable, entities competing in the same markets and similarly situated entities that are financially distressed or that are contemplating or undergoing reorganization. Id. § 30.16(b)(1)(v).

A4

(6)	Employee contribution to TARP recipient value. The compensation structure and amount payable should reflect the current or prospective contributions of an employee to the value of the Exceptional Assistance Recipient, taking into account multiple factors such as revenue production, specific expertise, compliance with company policy and regulation (including risk management), and corporate leadership, as well as the role the employee may have had with respect to any change in the financial health or competitive position of the recipient. Id. § 30.16(b)(1)(vi).
          The Rule provides that the Office of the Special Master shall have discretion to determine the appropriate weight or relevance of a particular principle depending on the facts and circumstances surrounding the compensation structure or payment for a particular employee. Id. § 30.16(b). To the extent two or more principles may appear inconsistent in a particular situation, the Rule requires that the Office of the Special Master exercise discretion in determining the relative weight to be accorded to each principle. Id.
          The Rule provides that the Office of the Special Master may, in the course of applying these principles, take into account other compensation structures and other compensation earned, accrued, or paid, including compensation and compensation structures that are not subject to the restrictions of Section 111 of EESA. For example, the Office of the Special Master may consider payments obligated to be made by the Company pursuant to certain legally binding rights under valid written employment contracts entered into prior to enactment of the statute and the accompanying Rule. Id. § 30.16(a)(3).
IV. Compensation Structures and Payments
A. AIG Proposals
          AIG has provided the Office of the Special Master with detailed information concerning its proposed 2011 compensation structures for the Covered Employees, including amounts proposed to be paid under the compensation structure for each Covered Employee (the “Proposed Structures”).
          AIG supported its proposal with detailed assessments of each Covered Employee’s tenure and responsibilities at the Company and historical compensation structure. The submission also included market data that, according to the Company, indicated that the amounts potentially payable to each employee were comparable to the compensation payable to persons in similar positions or roles at a “peer group” of entities selected by the Company.7 Twelve of the employees listed as Covered Employees in 2010 remain on the list of Covered Employees for 2011, and eleven employees are new entrants to the group.8

[7]	As disclosed in its 2010 proxy materials as filed with the SEC, among the companies included in the market data submitted by AIG with respect to one or more of its Covered Employees were Aetna Inc., AFLAC Incorporated, The Allstate Corporation, Bank of America Corporation, The Chubb Corporation, CIGNA Corporation, Citigroup Inc., Hartford Financial Services Group, MetLife Inc. and Prudential Financial.

[8]	As described in a supplemental determination letter dated August 3, 2010, one employee was inadvertently omitted from the 2010 list of senior executive officers and next 20 most highly paid employees. Approved compensation for

A5

          In 2009 and 2010, the proposed compensation structures for Covered Employees who were employees of AIG Financial Products (“AIGFP”) included features that differed from the proposed structures for the other Covered Employees. Accordingly, the Prior Determinations discussed the proposals for the AIGFP employees, and retention payments made to them, separately from the proposals for the other Covered Employees. For 2011, however, AIG has generally proposed no distinct features with respect to the Proposed Structures for AIGFP employees. In addition, AIG has indicated that no retention payments will be made in 2011 to any Covered Employee. Only four Covered Employees in 2011 serve as employees of AIGFP, and AIG has indicated that two of these employees are moving to its asset management group and one is expected to leave AIG in 2011. Therefore, the proposals for all Covered Employees are discussed together in the sections that follow.
          1. Cash Salary
          The Proposed Structures for Covered Employees include cash salaries of more than $500,000 for five Covered Employees (the same number as in 2010). In addition, AIG proposed raising cash salaries for two Covered Employees.9 AIG asserted that these increases could be justified by the greatly expanded roles and increased responsibilities of these employees and by reference to the compensation of persons in similar positions or roles at similar entities. AIG also noted that total direct compensation for these employees decreased significantly from 2010 to 2011.
          2. Stock Salary
          In the Prior Determinations, AIG proposed stock salary structures that reflected the value of a “basket”. In 2009, the “basket” reflected the value of four AIG insurance companies and, in 2010, it reflected the value of AIG common stock and a “hybrid” security. In light of the recapitalization of AIG in January 2011,10 AIG has proposed the use of AIG common stock or common stock units for 2011 stock salary.
          As required by the Rule, the common stock or common stock units proposed to be used for stock salary would be fully vested upon grant.

this employee, therefore, did not appear in Exhibit I to the 2010 determination memorandum dated March 23, 2010. For purposes of this Determination Memorandum, we have treated this employee as included in the Covered Employee group in both 2010 and 2011. See Letter to Jeffrey J. Hurd, Esq. (August 3, 2010), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensation/Documents/20100803%20AIG%20Supplemental%20Determination.pdf.

[9]	The Office of the Special Master previously reviewed the employment agreement of another employee new to the 2011 Covered Employee group and approved the 2010 and 2011 cash salary set forth in the agreement. See Letter to Robert H. Benmosche (February 5, 2010), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensation/Documents/exec_comp20100208AIGLetter.pdf.

[10]	See Treasury press release (January 14, 2011), available at http://www.treasury.gov/press-center/press-releases/Pages/tg1024.aspx.

A6

          3. Annual Long-Term Incentive Awards
          AIG proposed target annual long-term incentive awards for most Covered Employees representing 10% of their total 2011 compensation and payable in long-term restricted stock units that generally vest only if the Covered Employee remains employed by the Company on the third anniversary of the grant date. As required by the Rule, these awards would become payable only in 25% installments for each 25% of AIG’s TARP obligations that are repaid.
          4. “Other” Compensation and Perquisites
          AIG proposed payments of “other” compensation, as well as perquisites, to the Covered Employees. These proposed payments varied in value.
B. Determinations of the Office of the Special Master
          The Office of the Special Master has reviewed the Proposed Structures in detail by application of the six principles set forth in the Rule and described in Part III above. The Office of the Special Master’s review also made use of the resources described in Part II. In order to consistently apply the principles and ensure the satisfaction of the public interest standard, the Office of the Special Master has determined that the guidelines established in 2009, and applied in 2010, must continue to govern compensation in 2011.
          After reviewing the Proposed Structures, the Office of the Special Master has concluded that they are in most respects consistent with the guidelines. However, certain aspects of the Proposed Structures and amounts potentially payable under the Proposed Structures require modification to ensure that they are consistent with the public interest standard.11
          The Office of the Special Master has determined, in light of the considerations that follow, that the compensation structures described in Exhibits I and II to this Determination Memorandum will not, by virtue of either their structural design or the amounts potentially payable under them, result in payments inconsistent with the public interest standard.
1.	Cash Salary

[11]	To the extent the Office of the Special Master previously approved compensation packages proposed in employment agreements submitted to the Office of the Special Master by the Company in 2010, the Office of the Special Master’s 2011 determinations reflect the previously approved structures and amounts. See Letter to Jeffrey J. Hurd, Esq. (August 3, 2010), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensation/Documents/20100803%20AIG%20Supplemental%20Determination.pdf; Letter to Jeffrey J. Hurd, Esq. (May 18, 2010), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensat ion/Documents/20100518+AIG+Letter.PDF; Letter to Robert H. Benmosche, (February 5, 2010), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensat ion/Documents/exec_comp20100208AIGLetter.pdf. See also Letter to the AIG Compensation Management and Resources Committee (October 9, 2009), available at http://www.treasury.gov/initiatives/financial-stability/about/Recipient_Guidance/executive-compensat ion/Documents/RobertBenmoscheDeterminationLetter.pdf.

A7

          The Office of the Special Master reviewed AIG’s proposed cash salaries in light of the principle that compensation structures should generally be comparable to “compensation structures and amounts for persons in similar positions or roles at similar entities,” 31 C.F.R. § 30.16(b)(1)(v). Based in part upon this principle, the Office of the Special Master has concluded that cash salaries generally should target the 50th percentile as compared to persons in similar positions or roles at similar entities, because such levels of cash salaries balance the need to attract and retain talent with the need for compensation structures that reflect the circumstances of Exceptional Assistance Recipients.
          The Office of the Special Master also reviewed AIG’s proposed cash salaries in light of the principle that compensation structures should be “performance-based over a relevant performance period.” Id. § 30.16(b)(1)(iv). Based in part upon this principle, the Office of the Special Master has determined that, other than in exceptional cases for good cause shown, a Covered Employee’s cash salary should not exceed $500,000.
          After reviewing AIG’s proposal, the Office of the Special Master has determined that, in general, the proposed cash salaries target the 50th percentile of cash salaries paid to persons in similar positions or roles at similar entities. The Office of the Special Master has also concluded that the proposed cash salary increases are appropriate in light of the enhanced responsibilities and expanded roles of the affected employees and the cash salaries paid to individuals in their peer group. The Office of the Special Master has determined, however, that the full amount of the proposed increases was not justified. The cash salaries that the Office of the Special Master has determined are consistent with the public interest standard for the Covered Employees are set forth in Exhibit I.
          2. Stock Salary
          The Office of the Special Master reviewed the amount of stock salary AIG proposed to pay the Covered Employees in light of the principles that compensation structures should generally be comparable to “compensation structures and amounts for persons in similar positions or roles at similar entities,” id. § 30.16(b)(1)(v), and that a “compensation structure, and amount payable...should reflect the current or prospective contributions of an employee to the value of the [Company].” Id. § 30.16(b)(1)(vi). The Office of the Special Master found that the amounts of stock salary proposed by AIG generally would place the Covered Employees around the 50th percentile of compensation for persons in similar roles at similar entities. However, in light of the principle that “an appropriate portion of the compensation should be performance-based over a relevant performance period”, id. § 30.15(b)(1)(iv), the Office of the Special Master concluded that, in certain cases, the proposed stock salary amount was not justified and that a portion of compensation should be reallocated from stock salary to the long-term incentive award. (See item 3 below.) The stock salaries that the Office of the Special Master has determined are consistent with the public interest standard for 2011 are set forth in Exhibit I.
          The Office of the Special Master reviewed the structure of AIG’s proposal for stock salary in light of the principle that compensation structures should align performance incentives with long-term value creation rather than short-term profits. See id. § 30.16(b)(1)(i). In light of

A8

this principle, the guidelines provide that stock salary may be redeemable only in three equal, annual installments beginning on the first anniversary of grant.12 The Proposed Structures are consistent with this requirement. In addition, AIG’s proposal to use common stock or common stock units for 2011 stock salary awards, rather than a “basket” of units or securities, is consistent with the structure of stock salary payable by the other Exceptional Assistance Recipients. Moreover, most employers that provide equity compensation do so in common stock or in a form that is measured by common stock.
          3. Annual Long-Term Incentive Awards
          The Office of the Special Master reviewed AIG’s proposed target annual long-term incentive awards in light of the principle that performance-based compensation should be payable “over a relevant performance period.” Id. § 30.16(b)(1)(iv). Based in part upon this principle, long-term incentives must be paid in the form of long-term restricted stock, and may be paid if, and only if, objective performance metrics are achieved and the employee continues to provide services to the company for three years following the date of grant.13
          The structure of AIG’s proposed annual long-term incentive awards generally satisfies these requirements. Under the Proposed Structures, annual long-term incentive awards for 2011 will be payable only upon the achievement of specified, objective performance criteria to be provided to the Office of the Special Master and generally only if the employee continues to provide services to the Company for three years following the date of grant. In addition, as required by the Rule, these awards may be redeemed only in 25% installments for each 25% of AIG’s TARP obligations that are repaid.
          The Office of the Special Master also reviewed the target amounts of annual long-term incentive awards AIG proposed for the Covered Employees in light of the principle that an “appropriate portion of the compensation should be performance-based,” id. § 30.16(b)(1)(iv), and “performance metrics should be measurable, enforceable, and actually enforced if not met.” Id. In the case of a number of Covered Employees, the Proposed Structures failed to satisfy these principles because they allocated no more than 10% of a Covered Employee’s compensation to long-term restricted stock that is based on the achievement of performance measures. In the case of certain Covered Employees, however, the Office of the Special Master acknowledged that a lower allocation of long-term restricted stock was appropriate. The target annual long-term incentive awards that the Office of the Special Master has determined are consistent with the public interest standard for 2011 are set forth in Exhibit I.

[12]	As described in the 2010 Determination, AIG completed a corporate transaction that resulted in a partial repayment to the Federal Reserve Bank of New York. In accordance with the guidelines, stock salary granted in 2011 may be redeemed beginning on the first (rather than the second) anniversary of grant.

[13]	In line with the proposed rulemaking under the Dodd-Frank Act referenced above, and in conformity with the minimum two-year vesting requirement of the Rule, pro rata vesting of long-term incentive awards for 2011 services will be permitted after two years, allowing two-thirds of the award to vest after two years, with the last third vesting on the third anniversary of the date of grant.

A9

          4. “Other” Compensation and Perquisites
          Perquisites and “other” compensation provided to a Covered Employee must be limited to $25,000 on an annual basis. The Proposed Structures are consistent with this requirement. As described in Exhibit II, any exceptions to this limitation will require that the Company provide to the Office of the Special Master an independent justification for the payment that is satisfactory to the Office of the Special Master.14 To the extent that payments exceeding this limitation have already been made to a Covered Employee in 2011, those amounts should be promptly returned to the Company.
          5. Non-Qualified Deferred Compensation
          Covered Employees must not accrue in 2011 additional amounts under supplemental executive retirement plans and other “non-qualified deferred compensation” plans, as described in Exhibit II.
          6. Severance Plans
          The Company must ensure that 2011 compensation structures for Covered Employees do not result in an increase in the amounts payable pursuant to severance arrangements.
          7. Departed Employees
          Two employees who would have been Covered Employees had they remained employed by the Company have departed the Company (or have scheduled an impending departure). With respect to these individuals, the Office of the Special Master has determined that the payment of stock salaries and cash salaries at the rates in effect on January 1, 2011, through the date of the termination of employment, and payment of up to $25,000 in perquisites and “other” compensation are consistent with the public interest standard. No other payments of total direct compensation to these employees for 2011 would be consistent with the public interest standard. Any exceptions to this limitation will require that the Company provide to the Office of the Special Master an independent justification for the payment that is satisfactory to the Office of the Special Master. For the avoidance of doubt, as mentioned in Part I, these employees remain subject to the applicable provisions of the Rule, and any other compensation they have accrued remains subject to the above provisions of this Part IV (or, if applicable, the corresponding provisions of the Prior Determinations) and Exhibit II.
V. Corporate Governance
          As noted in Part III above, the Rule requires the Office of the Special Master to consider the extent to which compensation structures are “performance-based over a relevant performance

[14]	AIG has identified certain employees subject to expatriate arrangements providing for the payment of certain “other” compensation in excess of this limitation. The Office of the Special Master has previously reviewed these arrangements and has concluded that such payments, not to exceed $350,000 per employee, in addition to payments to these employees pursuant to “tax equalization agreements” as defined in the Rule, are consistent with the public interest standard.

A10

period,” 31 C.F.R. § 30.16(b)(1)(iv). In light of the importance of this principle, as in the Prior Determinations, the Office of the Special Master requires that AIG take certain corporate governance steps to ensure that the compensation structures for the Covered Employees, and the amounts payable or potentially payable under those structures, are consistent with the public interest standard. Among other requirements, AIG must:
•	Ensure that employees are prohibited from engaging in any hedging or derivative transaction with respect to Company stock that would undermine the long-term performance incentives created by the compensation structures set forth in Exhibits I and II.

•	Maintain a compensation committee composed exclusively of independent directors, which must discuss, evaluate, and review with AIG’s senior risk officers any risks that could threaten the value of AIG. Id. § 30.4; id. § 30.5.

•	Ensure that the compensation committee discloses to Treasury an annual narrative description of whether AIG, its board of directors, or the committee has engaged a compensation consultant during the past three years and, if so, the types of services provided by the compensation consultant or any affiliate, including any “benchmarking” or comparisons employed to identify certain percentile levels of pay. Id. § 30.11(c).

•	Provide to Treasury an annual disclosure of any perquisite whose total value for AIG’s fiscal year exceeds $25,000 for each of the Covered Employees, as well as a narrative description of the amount and nature of these perquisites, the recipient of these perquisites and a justification for offering these perquisites (including a justification for offering the perquisite, and not only for offering the perquisite with a value that exceeds $25,000). Id. § 30.11(b).

•	Ensure that any incentive award paid to a Covered Employee is subject to a clawback if the award was based on materially inaccurate financial statements (which term includes, but is not limited to, statements of earnings, revenues, or gains) or any other materially inaccurate performance metric criteria. AIG must exercise its clawback rights except to the extent that it is unreasonable to do so. Id. § 30.8.

•	AIG was required to adopt an excessive or luxury expenditures policy, provide that policy to Treasury, and post it on AIG’s website. If AIG’s board of directors makes any material amendments to this policy, within ninety days of the adoption of the amended policy, the board of directors must provide the amended policy to Treasury and post the amended policy on its Internet website. Id. § 30.12.

•	Except as explicitly permitted under the Rule, AIG is prohibited from providing (formally or informally) tax gross-ups to any of the Covered Employees. Id. § 30.11(d).

•	AIG’s chief executive officer and chief financial officer must provide written certification of the Company’s compliance with the various requirements of Section 111 of EESA. The precise nature of the required certification is identified in the Rule. Id. § 30.15 Appx. B.

A11

VI. Conclusion
          The Office of the Special Master has reviewed the Proposed Structures for the Covered Employees for 2011 and, in light of the principles, applied the guidelines in order to ensure the satisfaction of the public interest standard. On the basis of that review, the Office of the Special Master has determined that the Proposed Structures submitted by AIG are to a great extent consistent with the Prior Determinations but require certain modifications in order to meet the public interest standard.
          The Office of the Special Master has reviewed the compensation structures set forth in Exhibits I and II in light of the principles set forth at 31 C.F.R. § 30.16(b). Pursuant to the authority vested in the Office of the Special Master by the Rule, and in accordance with Section 30.16(a)(3) thereof, the Office of the Special Master hereby determines that the compensation structures set forth in Exhibits I and II, including the amounts payable or potentially payable under such compensation structures, will not result in payments that are inconsistent with the purposes of Section 111 of EESA or TARP, and will not otherwise be contrary to the public interest.
          Pursuant to the Interim Final Rule, AIG may, within 30 days of the date hereof, request in writing that the Office of the Special Master reconsider the determinations set forth in this Determination Memorandum. The request for reconsideration must specify a factual error or relevant new information not previously considered, and must demonstrate that such error or lack of information resulted in a material error in the initial determinations. If AIG does not request reconsideration within 30 days, the determinations set forth herein will be treated as final determinations. Id. § 30.16(c)(1).
          The foregoing determinations are limited to the compensation structures and employees described in Exhibits I and II, and shall not be relied upon with respect to any other employee. The determinations are limited to the authority vested in the Office of the Special Master by Section 30.16(a)(3)(i) of the Rule, and shall not constitute, or be construed to constitute, the judgment of the Office of the Special Master or Treasury with respect to the compliance of any compensation structure with any other provision of the Rule. Moreover, this Determination Memorandum has relied upon, and is qualified in its entirety by, the accuracy of the materials submitted by the Company to the Office of the Special Master, and the absence of any material misstatement or omission in such materials.
          Finally, the foregoing determinations are limited to the compensation structures described herein, and no further compensation of any kind payable to any Covered Employee without the prior approval of the Office of the Special Master would be consistent with the public interest standard.

A12

EXHIBIT I
COVERED EMPLOYEES
2011 Compensation
Company Name: American International Group, Inc.

		Stock Salary	Long-Term Restricted Stock
		(Performance based: The	(Performance based: Awarded
		stock vests at grant and is	based on achievement of	Total Direct
		redeemable in three equal,	objective performance goals.	Compensation
		annual installments	Generally vests after 3 years of	(Cash salary + stock
		beginning on the first	service. Transferability dependent	salary + long-term
Employee ID	Cash Salary	anniversary of grant.)	on TARP repayment.)	restricted stock.)
1	$3,000,000	$7,500,000	$0	$10,500,000
101	$500,000	$2,087,500	$862,500	$3,450,000
108	$500,000	$1,750,000	$750,000	$3,000,000
127	$500,000	$1,900,000	$800,000	$3,200,000
133	$450,000	$5,550,000	$0	$6,000,000
134	$700,000	$3,050,000	$1,250,000	$5,000,000
157	$125,000	$3,375,000	$0	$3,500,000
163	$495,000	$4,734,000	$1,071,000	$6,300,000
182	$450,000	$1,762,500	$737,500	$2,950,000
188	$450,000	$1,762,500	$737,500	$2,950,000
206	$700,000	$5,300,000	$2,000,000	$8,000,000
219	$500,000	$1,750,000	$750,000	$3,000,000
237	$495,000	$4,070,234	$934,766	$5,500,000
244	$500,000	$1,750,000	$750,000	$3,000,000
261	$475,000	$4,525,000	$0	$5,000,000
265	$500,000	$2,750,000	$0	$3,250,000
267	$495,000	$5,315,000	$1,190,000	$7,000,000
278	$500,000	$7,500,000	$0	$8,000,000
526	$400,000	$800,000	$300,000	$1,500,000
684	$500,000	$1,375,000	$625,000	$2,500,000
1076	$500,000	$5,500,000	$0	$6,000,000
1077	$1,800,000	$4,400,000	$800,000	$7,000,000
1087	$975,000	$3,225,000	$1,200,000	$5,400,000
Comparison of 2011 compensation to prior year compensation for the employees listed above
• Overall: Overall cash decreased $7.8 million or 33% and total direct compensation decreased $2.2 million or 2.0%.
• The 12 executives remaining in the top 25 from 2010: Cash salaries increased approximately $83,000 or 1.0% and total direct compensation increased approximately $36,000 or 0.1%.
• The 11 executives new to the top 25 in 2011: Overall cash compensation decreased $7.9 million or 52% and total direct compensation decreased $2.3 million or 4.5% from 2010.
Note 1: The terms of stock salary delivered to Employee 1, the CEO, are provided in a letter agreement the Office of the Special Master approved in a determination dated October 2, 2009. This stock salary may not be redeemed until the fifth anniversary of the effective date of the agreement.
Note 2: The total number of Covered Employees may be less than 25 because of separations from service since January 1, 2011.

E1

EXHIBIT II
TERMS AND CONDITIONS OF PAYMENTS AND STRUCTURES
CONSISTENT WITH THE PUBLIC INTEREST STANDARD
          The following general terms and conditions shall govern the compensation structures described in Exhibit I. The Office of the Special Master’s determination that those structures are consistent with the public interest standard is qualified in its entirety by the Company’s adherence to these terms and conditions.
•	Salary payments. Cash and stock base salaries reflect the annual rate for the employee and are effective as of January 1, 2011, and in the case of stock salary are payable on a nunc pro tunc basis from that date. To the extent the Office of the Special Master’s determinations for 2011 reduce an employee’s previous cash or stock salary rate, payments in excess of that rate prior to the date hereof must be offset by reductions to prospective 2011 cash salary payments or to any stock salary payable with respect to 2011.
•	Stock compensation generally. For purposes of the Determination Memorandum, “stock” compensation includes common stock and stock units. Notwithstanding any transferability restrictions applicable to any stock compensation described in the Determination Memorandum, (1) an amount of stock sufficient to cover an employee’s tax withholding obligations may become immediately transferable to the extent necessary to satisfy the employee’s obligations, and (2) to the extent permitted by the Rule, stock may become immediately transferable upon an employee’s death or separation from service resulting from disability, as defined in the Company’s broad-based long-term disability plan.
•	Stock salary. Stock salary must be determined as a dollar amount through the date salary is earned, be accrued at the same time or times as the salary would otherwise be paid in cash, and vest immediately upon grant, with the number of shares based on the fair market value on the date of award. Stock granted as stock salary may only be redeemed in three equal, annual installments as described in the Determination Memorandum. Whether a nunc pro tunc grant or payment that is labeled stock salary is considered salary or a bonus for purposes of the Rule is determined based on all the facts and circumstances.
•	Long-term restricted stock. Long-term restricted stock for 2011 services may only be granted upon the achievement of objective performance criteria developed and reviewed in consultation with the Office of the Special Master. The compensation committee must certify (1) the achievement of such criteria, and (2) that the grant of incentives is appropriate in light of the Company’s overall circumstances at the time. Such stock must be forfeited unless conditioned upon the employee’s continued employment through the third anniversary of grant, unless a termination of employment results from death or disability; provided, however, that (a) pro rata vesting is permitted after two years, allowing two-thirds of the grant to vest after two years, with the last third vesting on the third anniversary, and (b) all or a portion of such stock may, for good cause certified by the Company’s compensation committee, continue to vest if the employee retires on or after the second anniversary of the grant date. The term “retirement” must meet an objective standard established in consultation with the Office of the Special Master.
•	Other compensation and perquisites. No more than $25,000 in total other compensation and perquisites (as defined by pertinent SEC regulations) may be provided to any Covered Employee, absent exceptional circumstances for good cause shown.
•	Supplemental executive retirement plans and non-qualified deferred compensation plans. No amounts may be accrued under supplemental executive retirement plans, and no Company contributions may be made to other “non-qualified deferred compensation” plans, as defined by pertinent SEC regulations, for 2011. For the avoidance of doubt, the foregoing limitation does not (1) apply to employee-funded elective deferral arrangements or (2) preclude continuing recognition of age and service credit for Company employees for the purpose of vesting in previously accrued benefits under any plans referred to in this paragraph.
•	Qualified Plans. For the avoidance of doubt, the Office of the Special Master has determined that participation by the Covered Employees in broad-based, tax-qualified retirement and health and welfare plans is consistent with the public interest standard, and amounts payable under such plans are not counted against the $25,000 limit on other compensation and perquisites.

E2